SEMGROUP ENERGY PARTNERS, L.P.

Two Warren Place

6120 South Yale Avenue, Suite 700

Tulsa, Oklahoma 74136

April 13, 2007

VIA EDGAR TRANSMISSION

Memorandum

        for

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SemGroup Energy Partners, L.P.

Registration Statement on Form S-1

File No. 333-141196

This memorandum sets forth the responses of SemGroup Energy Partners, L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 6, 2007 (the “Comment Letter”) with respect to the Partnership’s registration statement on Form S-1 (File No. 333-141196) (the “Registration Statement”). The changes described herein are incorporated in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which has been filed with the Commission via EDGAR simultaneously with this memorandum. For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

Form S-1 filed March 9, 2007

General

1.	To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears in more than one place in the document, provide in your response letter page references to all responsive disclosures.

Response:

We have revised the Registration Statement to make appropriate corresponding changes to all disclosure to which a comment relates and have provided page references to all responsive disclosures in this memorandum.

2.	Once you file all omitted exhibits and appendices, we may have additional comments. Ensure that you allow sufficient time for our review in each case.

Response:

We have filed with Amendment No. 1 all exhibits and appendices that are currently available. Please see Exhibits 3.2, 4.1, 10.4, 21.1 and 23.1. Please note that the Partnership has submitted an application for confidential treatment with respect to certain terms contained in Exhibit 10.4. We will file any remaining exhibits promptly, as soon as they become available.

3.	In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure and advise us regarding the status of your application to list on the Nasdaq Global Market. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

Response:

With respect to certain omitted information, we will provide such information in an amendment to the Registration Statement at the time such information is known. We have also included updated disclosure regarding the status of our application to list on the Nasdaq Global Market. Please see the cover page and page 12.

4.	Provide for our review and comment any other graphics or other artwork you propose to include in the prospectus.

Response:

The Registration Statement includes all graphics and other artwork that we propose to include in the prospectus.

5.	In connection with the minimum quarterly distribution disclosure, we refer you to the Commission’s policy on projection in Item 10(b) of Regulation S-K.

Response:

We hereby acknowledge the Commission’s policy on projections set forth in Item 10(b) of Regulation S-K.

6.	Where appropriate, please discuss the business reasons for your separation from the parent company. Disclose the detriments as well as the benefits resulting from the separation.

Response:

We have revised the Registration Statement as requested. Please see pages 80 and 81.

7.	Please explain the reason for including a map depicting the operations of SemGroup, L.P. on the back cover page of the prospectus.

Response:

SemGroup, L.P. will own and control our general partner. We also expect that we will be dependent upon SemGroup, L.P. for the substantial majority of our revenues pursuant to the Throughput Agreement. Accordingly, we believe it is important for prospective investors to have an understanding of the scope of SemGroup, L.P.’s operations. In addition, SemGroup, L.P. has indicated that it intends to use us as a growth vehicle to pursue the acquisition and expansion of midstream energy businesses and assets, and we expect to have the opportunity to make acquisitions directly from SemGroup, L.P. in the future, although we cannot say with any certainty which, if any, of these acquisition opportunities will be made available to us. Therefore, we believe that the type and location of SemGroup, L.P.’s assets is relevant for prospective investors. The map also aids prospective investors in understanding which assets SemGroup, L.P. is contributing to us in connection with this offering.

Cover Page

8.	Please revise the first bullet point to disclose that on a pro forma basis, as of the year ended December 31, 2006, you would not have been able to make distributions to all the units at the initial distribution rate.

Response:

We have revised the cover page to add a separate bullet point addressing this comment.

9.	Briefly describe the components of the structuring fee.

Response:

We have revised the cover page as requested.

Summary, page 1

10.	Please qualify the statement indicating that you “have minimal direct exposure to changes in crude oil prices.” In this regard, we note you disclosure on page 67 indicating that the production of crude oil, which may be affected by crude oil prices, may have an effect on the volumes you gather, transport, terminal and store and therefore may affect your revenues.

Response:

We have revised the Registration Statement as requested. Please see pages 1, 77 and 78.

SemGroup Energy Partners, L.P., page 1

11.	Specify the date when you were formed.

Response:

We have revised the Registration Statement as requested. Please see page 1.

Competitive Strengths, page 2

12.	Please provide objective third-party support for the statement that the Cushing Exchange is “the largest crude oil marketing hub in the United States and the designated point of delivery specified in all NYMEX crude oil future contracts.”

Response:

In response to the Staff’s comments, we are providing supplemental support for the statement that the Cushing Exchange is “the largest crude oil marketing hub in the United States and the designated point of delivery specified in all NYMEX crude oil future contracts.” See Annex A to this memorandum.

13.	Please clarify the statement that you “have the financial flexibility to pursue expansion and acquisition opportunities.” This statement appears inconsistent with your disclosure elsewhere regarding your policy to distribute all your available cash, which may have the effect of inhibiting your growth through expansions and acquisitions. Expand to discuss, consistent with your disclosure on pages 38 and 71, that you expect that you will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities to fund your acquisitions and expansion capital expenditures. Disclose that, to the extent you are unable to finance growth externally, your cash distribution policy will significantly impair your ability to grow.

Response:

We have revised the Registration Statement as requested. Please see page 3.

Our Relationship with our Parent, page 3

14.	Please provide third-party support for the statement that the Parent is “a leading provide of midstream energy services in the United States.”

Response:

In response to the Staff’s comments, we are providing supplemental support for the statement that our parent is “a leading provider of midstream energy services in the United States.” See Annex B to this memorandum.

Summary of Risk Factors, page 4

Risks Related to Our Business, page 4

15.	Expand the fifth bullet point to briefly describe the circumstances in which obligations under the Throughput Agreement may be reduced or suspended or cross-reference to a section discussing the circumstances in more detail.

Response:

The fifth bullet point has been revised to include a cross-reference to a discussion of the circumstances in which obligations under the Throughput Agreement may be reduced or suspended. Please see page 4.

Risks Inherent in an Investment in Us, page 5

16.	Expand the fourth bullet point to briefly discuss how the general partner will determine cost reimbursements payable to the general partner or its affiliates.

Response:

We have revised the Registration Statement as requested. Please see page 5.

17.	Expand the sixth bullet point to briefly explain the statement that holders “cannot initially remove” the general partner without its consent.

Response:

We have revised the Registration Statement as requested. Please see page 5.

Formation Transaction and Partnership Structure, page 6

18.	Please describe the role of SemGroup Energy Partners Operating, L.L.C., which is referenced in the organizational table.

Response:

We have revised the Registration Statement to add a description of the role of SemGroup Energy Partners Operating, L.L.C. Please see page 6.

The Offering, page 9

19.	Please explain in an appropriate place the reasons for distributing $137.5 million in borrowed funds to your parent. In this regard, we note that the assets being contributed by your parent to you are valued at $105.9 million as of December 31, 2006, as noted on page 76. We may have further comment.

Response:

The disclosure in the Registration Statement has been clarified to explain that the $93.3 million of assets being contributed to us reflects the book value of the assets as of December 31, 2006, not the fair market value. Please see pages 1 and 77.

Limited Call Right, page 12

20.	Please advise us whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Response:

We believe that the tender offer rules are not applicable to the limited call right of the general partner because Rule 13e-4(h)(1) of the Securities Exchange Act of 1934 provides that “this rule shall not apply to calls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” Section 15.1 of the Partnership’s Amended and Restated Agreement of Limited Partnership provides our general partner or any of its affiliates with the limited call right described in the Registration Statement. In addition, we are advised that similar limited call right provisions have been provided for in the partnership agreements of numerous previous master limited partnerships and the Staff has previously agreed with our position that the tender offer rules do not apply to such limited call rights.

Risk Factors, page 17

21.	Please avoid mitigating statements. Describe the risk directly and plainly. For example, we note the clauses “there can be assurance,” “we cannot control,” “uncertainties beyond our control,” and the statement “[t]here is an inherent risk of incurring significant environmental costs and liabilities.”

Response:

We have revised the Registration Statement as requested. Please see pages 20, 22, 23, 24 and 26.

22.	Please ensure that your subheadings discuss the risk as well as the facts giving rise to the risk. We note a few subheadings that describe facts about your company or operations without discussing the associated risk. For example:

•	“We are exposed to the credit risk of our third-party customers in the ordinary course of our gathering”;

•	“We may incur significant cost and liabilities as a result of pipeline integrity management program testing and any necessary pipeline repair, or preventative or remedial measure”; and

•	“We do not have any officers or employees and rely solely on officers of our general partner and employees of our Parent.”

Response:

We have revised the Registration Statement as requested. Please see pages 22 and 23.

23.	We note that available cash for the purpose of making distributions to unitholders includes working capital borrowings. Please discuss the risks of making distributions from borrowed funds.

Response:

We have revised the Registration Statement as requested. Please see page 26.

24.	As noted on page 39, the subordination period may be terminated automatically if you earn and pay at least $2.025 on each outstanding common unit, subordinate unit, and general partner unit for any four-quarter period. Please discuss the risks, if any, of the sudden termination of the subordination period and its effects on the unitholders.

Response:

The subordination period may end on or after June 30, 2008 if we have earned and paid at least $2.025 (150% of the annualized minimum quarterly distribution) on each outstanding common unit, subordinated unit and general partner unit for any four-quarter period. When the subordination period ends, all remaining subordinated units will convert into common units. Subordinated units are deemed “subordinated” because they will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Since early conversion of the subordinated units requires that we earn and pay well in excess of the minimum quarterly distribution, we do not believe additional disclosure is necessary.

We may issue additional units without your approval, which would dilute your ownership interests, page 30

25.	We note that you may issue additional partnership interests without the approval of unitholders. Please clarify whether the partnership agreement permits the authorization of securities, including securities senior in rank to the units, without unitholder approval. Please also discuss whether you will be subject to the various Nasdaq rules regarding securityholders’ approval for certain issuances of securities.

Response:

We have revised the Registration Statement as requested. Please see page 30.

We will treat each purchaser of units as having the same tax benefits. . .. page 34

26.	Please disclose that you have been unable to obtain an opinion of counsel supporting the validity of your tax positions.

Response:

We have revised the Registration Statement as requested. Please see page 34.

Our Cash Distribution Policy and Restrictions on Distributions, page 37

General, page 37

27.	We note on page 38 that you may not make a distribution to your unitholders if the distribution would cause your liabilities to exceed the fair value of your assets. We further note on your pro forma balance sheet as of December 31, 2006, that the book value of your liabilities exceeds the book value of your assets. Please disclose the amount that the fair value of assets exceeds liabilities, and describe how you determine the fair values.

Response:

We have revised the Registration Statement to describe how we determine fair values and to disclose that we do not expect this prohibition to limit our ability to make cash distributions for the four quarters ending March 31, 2008 at the initial quarterly distribution rate. Please see page 38.

Our Initial Distribution Rate, page 38

28.	We note that “[i]f the underwriters’ over-allotment option is exercised in the transaction, and additional common units are issued, [y]our general partner will maintain its initial 2% interest and will not be required to make a capital contribution to [you].” Please confirm that this is the only event in which the issuance of additional securities will not result in reducing the general partner’s 2% interest. We note that generally the general partner’s initial 2% interest will be reduced if additional units are issued and the general partner does not make proportionate contributions to maintain its 2% interest.

Response:

We have revised the Registration Statement to clarify that, other than the issuance of common units upon exercise by the underwriters of their over-allotment option, the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership securities upon conversion of the outstanding partnership securities, the general partner’s interest will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its general partner interest. Please see pages 38, 39 and 56.

29.	Include a detailed tabular presentation, based upon the historical information you have available, of your estimated cash available to pay distribution over each of the ensuing quarters during which you expect to pay.

Response:

We have revised the Registration Statement as requested. Please see page 46.

30.	We note that statement that “SemCrude will retain gathering and transportation pipelines systems in Kansas and Oklahoma with a combined length of approximately 620 miles. SemCrude will also retain approximately 150 acres within the Cushing Exchange that will be available for expansion and currently is in the planning stage of constructing additional storage capacity.” In light of this, please disclose whether your forecast regarding your ability to make distributions at the initial distribution rate incorporates the effect of your parent’s retention of certain assets in areas where you will operate.

Response:

We have revised the Registration Statement to disclose that the forecast regarding the Partnership’s ability to make distributions at the initial distribution rate incorporates the effect of our Parent’s retention of certain assets where we will operate. Please see page 43.

SemGroup Energy Partners, L.P. Unaudited Pro Forma Available Cash, page 41

31.	Please reconcile for us the capital expenditures subtracted from Pro Forma EBITDA of $5,922 for maintenance capital expenditures and $36,947 for expansion capital expenditures with the capital expenditures of SemGroup Energy Partners, L.P. Predecessor, as presented on page F-11.

Response:

We have corrected the amount of expansion capital expenditures on page 41 and such amount now reconciles with the capital expenditures of SemGroup Energy Partners, L.P. Predecessor, as presented on page F-11.

32.	We note your discussion on page 104 of certain operating costs for which you will be obligated to reimburse the Parent that are in addition to the $5.0 million administrative annual fee under the Omnibus Agreement. Tell us where you have included these costs in your tables of estimated cash available for distribution as presented on pages 41 and 45.

Response:

Pro forma operating costs are reflected in pro forma net income on page 41. Estimated operating costs are included in estimated operating expense on page 45.

33.	We note you have certain capital lease arrangements as of December 31, 2006. Please tell us how you have accounted for the cash payments under these arrangements in your tables of estimated cash available for distribution as presented on pages 41 and 45.

Response:

We have revised the tables on pages 41 and 45 and added a footnote on page 42 of the Registration Statement to reflect the capital lease obligations.

Revenues and Operations, page 46

Terminalling and Storage Services Revenues, page 46

34.	Please disclose the status of the storage capacity which was expected to be in operation by April 1, 2007.

Response:

We have revised the Registration Statement to disclose that the additional storage capacity was completed in March 2007. Please see pages 47, 86 and 87.

Gathering and Transportation Services Revenues, page 47

35.	Please discuss the basis for believing that your parent will utilize your trucking services at volume capacities exceeding the minimum monthly volume requirements. We note that you have forecasted generating 21.9% of your revenues from trucking services based on rates for volume capacities exceeding the minimum monthly volume requirements.

Response:

We have revised the Registration Statement as requested. Please see page 49.

36.	We note that some of your third-party contracts lapse in one year or less and that performance under the contracts may be reduced or suspended. Given this, please discuss the basis for forecasting revenues from field services in the amount of $10.5 million. We note that your producer field services are provided to customers other than your parent and therefore are not subject to the Throughput Agreement’s minimum volume requirements.

Response:

We have revised the Registration Statement as requested. Please see page 49.

Capital Expenditures, page 49

37.	Please expand your disclosure regarding maintenance capital expenditures estimated for the twelve months ending March 31, 2008 to explain why you expect this amount to decrease in comparison to the historical expenditures incurred during fiscal year 2006.

Response:

We have revised the Registration Statement as requested. Please see page 50.

38.	Please revise this section to include the disclosures regarding off-balance sheet arrangements and the contractual obligations table, as required by Regulation S-K, Item 303(A)(4) and (5).

Response:

We have revised the Registration Statement on page 74 to include the contractual obligations table as required by Regulation S-K, Item 303(a)(5). We do not have any off-balance sheet arrangements requiring disclosure pursuant to Regulation S-K, Item 303(a)(4).

39.	We note that you anticipate incurring $0.5 million in expansion capital expenditures for the twelve months ending March 31, 2008. We note that for the year ended December 31, 2006, on a pro forma basis, you incurred a total of $36.9 million in expansion capital expenditures. This suggests that your rate of expansion during the year 2008 may be slower than the rate of expansion during the year 2006. Please discuss whether the slow down will impact your growth and your ability to make the distributions at the initial rate.

Response:

Although we have not forecasted any unplanned growth for the Partnership, we do not believe that our rate of expansion will impact our ability to make distributions to our unitholders at the initial rate. We expect that our existing operations, without further expansion, will be sufficient to allow us to make the minimum quarterly distribution during the twelve months ending March 31, 2008.

Provisions of Our Partnership Agreement Relating to Cash Distributions, page 51

Distribution of Available Cash, page 51

40.	Please discuss how the general partner will determine the amounts to be set aside for cash reserves.

Response:

We have revised the Registration Statement as requested. Please see page 52.

41.	To the extent known, describe all material restrictions or limitations on the payment of distributions contained in the credit agreement you anticipate entering into or any other debt instrument.

Response:

We have revised the Registration Statement as requested. Please see page 52.

Distributions of Available Cash from Operating Surplus after the Subordination Period, page 55

42.	Please quantify, in percentage terms, the approximate amount of available cash the general partner may receive after the termination of the subordination period.

Response:

We have revised the Registration Statement as requested. Please see page 56.

Distribution from Capital Surplus, page 59

43.	We note that distributions from capital surplus will have the effect of reducing the minimum quarterly distribution rate. Provide tabular disclosure describing the progressive reduction in the minimum rate as a result of distributions from capital surplus.

Response:

Tabular disclosure describing the reduction in the minimum quarterly distribution would depend on how much initial unit price has been recovered through distributions at the time a distribution from capital surplus is made. Such disclosure would require numerous assumptions and we believe would not be that meaningful to investors. Please note that the Registration Statement contains robust disclosure regarding the effects of a distribution from capital surplus on the minimum quarterly distribution on pages 60 and 61. Please also note that as set forth in our response to Comment 44, we do not anticipate that we will make any distributions from capital surplus.

44.	Disclose the events that may cause you to make distributions from capital surplus.

Response:

We have revised the Registration Statement on page 61 to disclose that we do not anticipate that we will make any distributions from capital surplus. Please note that the Registration Statement contains comprehensive disclosure of what constitutes capital surplus on page 54. As discussed on page 54, we will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 70

45.	Please discuss in some detail the reasons for the significant increases in Net Cash used in investing activities and Net cash provided by financing activities from 2004 to 2006.

Response:

We have revised the Registration Statement as requested. Please see page 72.

Our Liquidity and Capital Resources, page 71

46.	Please estimate the amount of borrowings under the credit facility that will be allocated to future capital expenditures.

Response:

As set forth in our assumptions related to our estimated cash available for distribution for the twelve months ending March 31, 2008 on pages 47 to 51, we do not currently anticipate funding any budgeted capital expenditures through borrowings under our credit facility.

Business, page 76

47.	Our letter to you dated December 28, 2006, stated that you should provide robust disclosure about the assets to be contributed to the Partnership pursuant to Item 102 of Regulation S-K, which should include the following:

•	Description of what was contributed, including why contributory asset charges were not levied in the past,

•	Capacity and utilization of the assets to be contributed during the historical periods presented in the financial statements, and

•	Age when contributed and expected remaining life.

Please tell us where specifically in your filing we may find this disclosure, or include the disclosure, as appropriate.

Response:

The Registration Statement includes the following disclosure regarding the assets contributed to the Partnership:

•

Description of what was contributed, including why contributory asset charges were not levied in the past — See pages 14-15 (“Summary Historical and Unaudited Pro Forma Financial and Operating Data,” footnote (1)), page 66 (“Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview), page 77 (“Business — Terminalling and Storage Assets and Services” and “— Gathering and Transportation Assets and Services) and page 86 (“Business — Our Assets and Services”);

•

Capacity and utilization of the assets to be contributed during the historical periods presented in the financial statements — See page 14 (“Summary Historical and Unaudited Pro Forma Financial and Operating Data,” historical financial and operating data (storage capacity and throughput)) and page 86 (“Business — Our Assets and Services,” historical storage capacity); and

•	Age when contributed and expected remaining life — See pages 86-88 (“Business — Our Assets and Services,” Cushing Terminal, Longview Terminal, Mid-Continent System and Longview System).

Business Strategies, page 78

48.	Please expand to explain how your parent “may assume most or all of the direct commodity price exposure,” thus allowing you to pursue acquisitions that otherwise would not be attractive to you.

Response:

We have revised the Registration Statement as requested. Please see page 79.

Our Assets and Services, page 86

49.	Please provide objective third-party support for the statement that you believe that you “are the fourth largest operator within the Cushing Interchange with an estimated 15% of the total storage capacity.”

Response:

In response to the Staff’s comments, we are providing supplemental support for the statement that we believe we “are the fourth largest operator within the Cushing Interchange with an estimated 15% of the total storage capacity.” See Annex C to this memorandum.

Regulation, page 89

50.	Please disclose the percentage of your rates that are deemed “just and reasonable” or grandfathered under the Energy Policy Act.

Response:

We have revised the Registration Statement as requested. Please see page 90.

Management, page 94

51.	Discuss in some detail the decisions the general partner may make and what actions it may take in its sole discretion.

Response:

We have revised the Registration Statement as requested. Please see page 95.

52.	Please define the phrase “fair and reasonable.”

Response:

We have revised the Registration Statement as requested. Please see page 95.

53.	Disclose any measures that will be implemented to ensure that the executive officers devote as much time to the management of your business as necessary for the proper conduct of your business and affairs.

Response:

We have revised the Registration Statement as requested. Please see page 96.

54.	Disclose how the general partner will determine the expenses that are allocable to you and for which your parent will be reimbursed.

Response:

We have revised the Registration Statement as requested. Please see page 96.

Compensation Discussion and Analysis, page 97

55.	We refer you generally to Item 402 (a)(2) of Regulation S-K and Instruction 1 to Item 402(b) of Regulation S-K. The disclosure required by Item 402 is geared towards enhancing an investor’s overall understanding of the compensation policies of the company. Throughout the discussion in this section, you reference generally the fact that compensation for fiscal 2007 will be based on the allocation of general and administrative expenses to the company as determined by SemGroup L.P. and subject to the terms of the Omnibus Agreement, yet you have omitted disclosure that clarifies how such allocation provisions will function. In this regard, we note your disclosure that a portion of the base salaries, discretionary awards, and equity-based awards of the named executive officers allocated to you will be based on your parent’s methodology for allocating general and administrative expenses.

Please disclose in greater detail your parent’s methodology for allocating general and administrative expenses and how this will be used to determine the amount of expenditures allocable to you. For example, supplement your disclosure to reference, if known, the percentage range of allocable general and administrative expenditures relating to compensation of the named executive officers. If not currently known, indicate the factors SemGroup will consider in determining the percentage of compensation expense allocable to the company. Moreover, rather than generally referencing the Omnibus Agreement, revise to identify the material provisions of the Omnibus Agreement that establish the parameters, if any, that will be used to determine the manner of allocation of expenditures by the parent to the company.

Response:

We have revised the Registration Statement as requested. Please see pages 97 to 100.

56.	We note that your estimated general and administrative expense consists of a $5.0 million annual administrative fee and $2.9 million of estimated incremental general and administrative expense that relates to operating as a publicly held limited partnership. Please clarify in your disclosure in this section whether the expenses allocated to you by your parent in connection with compensation of the named executive officers will be in addition to, or covered by, the fees reference above.

Response:

The portion of compensation expense for our named executive officers that is allocated to us by our parent will be included in the annual administrative fee of $5.0 million that we will pay to our parent pursuant to the Omnibus Agreement for the provision of certain general and administrative functions for three years following this offering. We have revised the Registration Statement as requested. Please see pages 97 to 99.

57.	In light of the above comment, consider providing a hypothetical example of the amount of general and administrative expenditures allocable to the company to further clarify how compensation will be structured between the company and its parent.

Response:

We have considered providing a hypothetical example and believe that it is not needed after revising the disclosure in the Registration Statement in accordance with the comment above.

Elements of Compensation, page 97

Base Salary, page 97

58.	We refer you to Instruction 2 to Item 402(b) of Regulation S-K which notes that it may be necessary, in some situations, to discuss prior years in order to give context to disclosure provided. In this regard, you state that your parent’s compensation committee is expected to set base salaries based in part on the historical salaries for services rendered to the parent or its affiliates. Please expand your disclosure to identify the range of historical salaries provided and, as noted above, the anticipated methodology your parent company will use in allocating the expenditures associated with such compensation in the future.

Response:

We have expanded our disclosure to reflect the fact that historical salaries are only one of many factors used by our parent to determine base salaries. Because historically none of the named executive officers of our general partner were allocated compensation with respect to our specific operations we cannot indicate historical or projected salaries that could have been allocated or will be paid by our parent and allocated to us. However, we have expanded our disclosure to reflect the general methodology that we anticipate our parent to use in allocating expenditures in the future. Please see page 99.

59.	If your parent company has relied historically upon specified factors such as market data or performance targets or has used formulas in determining the amount of each element of compensation paid and if your parent anticipates considering such factors and/or formulas in setting compensation in the current fiscal year, please revise to disclose such factors. Please see Item 402(b)(1)(v) of Regulation S-K.

Response:

Our parent has informed us that it has not historically relied on specific factors or formulas in determining the amount of each element of compensation paid and does not anticipate considering specific factors or formulas in setting compensation in the current fiscal year.

Long-Term Incentive Plan, page 98

Distribution Equivalent Rights, page 99

60.	Discuss how the grant of distribution equivalent rights will serve the purpose of aligning the economic interests of the grantees with those of the unitholders.

Response:

We have revised the Registration Statement as requested. Please see page 101.

Underwriting. page 147

61.	Disclose whether the underwriters have any understandings, tacit or explicit, or any present intent to release the lock-ups early.

Response:

We have revised the Registration Statement as requested. Please see page 148.

Exhibits

62.	We note that Nexen Marketing USA, Inc. accounted for 14% of the Predecessor’s revenues for the year ended December 31, 2006. Please file any contracts you have with Nexen, and any other major customers.

Response:

The contract with Nexen Marketing USA, Inc. will not be contributed to us by our Parent. Accordingly, we have not filed the Nexen contract. As our Parent is the only customer that will be a major customer, the Throughput Agreement is the only customer contract that has been filed as an exhibit to the Registration Statement.

Undertakings, page II-2

63.	Please provide the undertaking required by Industry Guide 5(20)(c).

Response:

We have revised the Registration Statement as requested. Please see page II-3.

Notes to Unaudited Pro Forma Financial Statements, page F-5

Note 1. Basis of Presentation and Other Transactions, page F-5

64.	Please tell us why you did not reflect the results of operations for Big Tex Crude Oil Company as if the acquisition had occurred on January 1, 2006, in your pro forma statement of operations for the year ended December 31, 2006.

Response:

The purpose of the pro forma financial statements is to give effect to the initial public offering of the Partnership and related formation transactions, as described in the Registration Statement. We have not reflected the acquisition of Big Tex Crude Oil Company as if it had occurred on January 1, 2006 because this acquisition is not related to the Partnership’s initial public offering or formation transactions. In addition, the acquisition of Big Tex Crude Oil Company did not meet the significance test in Rule 11-01 of Regulation S-X.

Note 2. Pro Forma Adjustments and Assumptions, page F-5

65.	Related to adjustment (f), please disclose the adjustments made to division equity to arrive at adjusted division equity of $288.2 million.

Response:

We have revised adjustment (f) as requested. Please see page F-5.

66.	Related to adjustment (h), expand your disclosure to clearly state whether the $12,691 adjustment to third-party revenues for contracts to be retained by the Parent is incorporated into the adjustment discussed in note (i). In other words, tell us if the adjustment in note (i) includes the actual services provided on an intercompany basis plus the actual services included under these third party contracts to be retained by the Parent. If not, tell us why you believe such amount should not be included in note (i). If so, since the adjustment in note (i) is based on rates as if the Throughput Agreement had been in place, clarify to what extent the amounts earned on these retained third-party contracts differ from amounts that would have been earned under the Throughput Agreement.

Response:

We have revised adjustment (h) as requested. Please see page F-6. Rates earned under the Throughput Agreement are slightly in excess of rates historically charged to third parties in 2006 and, as such, the impact of this change in rates did not materially impact the presentation of pro forma results of operations. The adjustment in (i) reflects revenues for all services to be provided to our parent, including services to our parent associated with contracts to be retained by our parent.

67.	Related to adjustment (j), please tell us how the adjustment of discretionary incentive compensation based on pro forma EBITDA complies with Rule 11-02(b)(6) of Regulation S-X. In this regard, tell us how the adjustment is “factually supportable” and “directly attributable”.

Response:

As a result of the other pro forma income statement adjustments recorded, and consistent with our historical practice of paying incentive compensation to our operating personnel based on performance determined utilizing EBITDA, we believe the adjustment of discretionary incentive compensation based on pro forma EBITDA is “factually supportable” and “directly attributable”.

Note 3. Pro Forma Net Income per Limited Partner Unit, page F-6

68.	We understand the 8,155,194 subordinated units are entitled to distributions after all common units have received the minimum distribution amount plus arrearages, if any, during the subordination period. We further note that when the subordination period ends, the subordinated units will convert to common units on a one-for-one basis. Based on these provisions, please expand your disclosures to discuss your policy of including the common units and subordinated units within your computation of basic net income per limited partner unit. Please cite the accounting literature you have relied upon in combining these units in your per unit calculation.

Response:

We have revised the earnings per unit presentation to include separate information for common units and subordinated units consistent with the two-class presentation requirements of SFAS 128. Please see pages 14, 65, F-4 and F-6.

SemGroup Energy Partners, L.P. Predecessor

Balance Sheets, page F-8

69.	Please present separately on the face of your balance sheets or in the footnotes thereto any current liabilities in excess of five percent of total current liabilities. Refer to Rule 5-02.20 of Regulation S-X for additional guidance.

Response:

We do not have any current liabilities in excess of five percent of total current liabilities, as determined in accordance with Rule 5-02.20 of Regulation S-X.

Notes to Financial Statements, page F-12

70.	We note throughout your filing (e.g., pages 13, 39, F-2) that you refer to the historical combined financial statements of SemGroup Energy Partners, L.P. Predecessor. Please clarify what historical financial statements are being combined to prepare the financial statements for SemGroup Energy Partners, L.P. Predecessor.

Response:

We have removed the word “combined” from the references to the historical financial statements of SemGroup Energy Partners, L.P. Predecessor. Please see pages 13, 25, 64, 66, F-2 and F-5.

71.	It appears that you did not record any asset retirement obligations. Please tell us how you considered the guidance in SFAS 143 in determining that no asset retirement obligations were required.

Response:

We have reviewed the requirements of SFAS 143, involving appropriate operational personnel and legal counsel in our assessment, and determined that no asset retirement obligations as contemplated by SFAS 143 exist. Specifically, we evaluated our pipeline, storage and transportation-related property and equipment and concluded that we have no legal or contractual obligations associated with the retirement of our property and equipment.

Note 3. Summary of Significant Accounting Policies, page F-13

72.	We note on page F-15 that storage revenues are based on actual volumes and rates. Please expand your revenue recognition policy footnote to describe when you recognize storage revenues.

Response:

We have revised the Registration Statement as requested. Please see page F-15.

ANNEX A

Market Data

Current Session

Overview

Current Expanded

Table

Previous Session

Overview

Previous

Expanded Table

Contract Detail

Description

Specifications

Margins

Termination

Schedule

Request for

Information

NYMEX miNY™

Futures

Overview

NYMEX miNY™

Products

Squawk Box

Description

Registration

NYMEX miNY™ Light Sweet Crude Oil Futures

Crude oil is the world’s most actively traded physical commodity. The Exchange’s standard-sized light sweet crude oil futures contract is the world’s highest volume futures contract based on an underlying physical commodity and is used as a pricing benchmark worldwide. The delivery point of the contract is Cushing, Oklahoma, the nucleus of U.S. cash market crude oil trading, which is accessible to the world market by two major interstate petroleum pipeline systems. The light sweet crude oil futures contract provides for delivery of several grades of domestic and internationally traded foreign crudes which makes it an excellent hedging and trading instrument for the international oil industry. The futures contract is the most liquid trading instrument for crude oil, with daily trading volume averaging the equivalent of 230 million barrels of crude, approximately three times physical daily output.

©2006 New York Mercantile Exchange, Inc. All Rights Reserved.

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ANNEX B

America’s Largest Private Companies

Parallel Universe

FORBES Staff 11.27.06

With $1.25 trillion in sales and 4.4 million employees, these companies are a big part of the U.S. economy.

It was a big deal when Ford Motor offered shares to the public in 1956: the second-biggest auto company (and probably the most powerful privately held enterprise of its day) was now a part of Wall Street. Nowadays the dividing line between public and private is crisscrossed all the time. Petco Animal Supplies was private prior to its 1994 initial public offering; then it went private in 2000 and public in 2002. Just a few weeks ago Texas Pacific Group and Leonard Green & Partners took Petco private again in a $1.8 billion deal. Among this year’s going-private deals were those for Burlington Coat Factory and Sports Authority (at positions 73 and 124). It used to be that leveraged buyout firms narrowly aimed at companies or divisions of companies that needed fixing up. Now an in-and-out flip unaccompanied by any operational improvements is considered acceptable.	The Top Ten 1. Koch Industries 2. Cargill 3. PricewaterhouseCoopers 4. Publix Super Markets 5. SemGroup 6. Mars 7. C&S Wholesale Grocers 8. Ernst & Young 9. Bechtel 10. Meijer

Food and petroleum wholesalers, supermarkets and convenience stores have long populated our Largest Private Companies list, but today the list includes a large number of former Wall Street favorites, such as Toys “R” Us, Linens ‘n Things and SunGard Data Systems. Our list also includes stalwarts such as Milliken & Co., a textile and fabrics manufacturer that has been private its entire 141-year history, and ContiGroup Cos., whose roots go back to 1813.

Koch Industries Its acquisition of forest-products company Georgia-Pacific in November 2005 added $20 billion of revenue. That, plus the steep rise in oil and gas prices, pushed this conglomerate past Cargill to the top spot on our Private Companies list.

Toys “R” Us Charles Lazarus founded Children’s Bargain Town, a furniture store, in Washington, D.C. in 1948, renamed it Toys “R” Us in 1957 and sold it to Interstate Stores in 1966. Interstate went bust in 1974; in 1978 Lazarus led the toy biz from bankruptcy and took it public. In July 2005 the company went private; it now has 1,246 Toys “R” Us and 245 Babies “R” Us stores.

SemGroup Thanks to a string of acquisitions and the energy price spike, this multinational distributor of petroleum, natural gas and asphalt posted a $7.6 billion increase in revenue in its latest fiscal year.

CARGILL Although it has fallen to second place in revenues, food commodities giant Cargill is still the country’s largest private employer, with 141,400 workers.

Hexion Specialty Chemicals Formed in April 2005 via the merger of four companies, including the remnants of Borden Chemical, this maker of ingredients for paints, adhesives, plastics and inkjet inks recently withdrew its filing for a public stock offering.

Ilitch Holdings How many pizzas do you have to sell in order to buy a baseball team? Ask Michael Ilitch, founder of the world’s largest take-out pizza restaurant, Little Caesars Pizza—and worth, by our estimate, $1.5 billion. His Detroit Tigers made it to the World Series this year.

MilLiken Beginning in the 2007 model year, Chrysler will offer vehicles upholstered with Yes Essentials, a new generation of stain-resistant automotive fabric from this Spartanburg, S.C. firm.

ContiGroup Cos. Simon Fribourg organized this company in Belgium in 1813; a descendant still runs the oldest of America’s giant private companies. Once known as Continental Grain, the agribusiness company first established a U.S. presence in 1921. We count 51 big private firms with roots in the 19th century; the list is at forbes.com/private.

ANNEX C

15:17 28Nov2006 RTRS-FACTBOX-Storage capacity at NYMEX delivery point to soar

Nov 28 (Reuters)—Crude oil storage capacity at the NYMEX delivery point in Cushing, Oklahoma, will rise by more than 12 million barrels, or one third of current capacity, in 2007-08 as a number of expansion projects at the facility are completed.

A shortage of storage capacity at Cushing has been blamed for an unusual price structure of crude oil futures <0#CL:> on the New York Mercantile Exchange known as contango, where contracts for delivery farther in the future are worth several dollars per barrel more than front-month contracts.

The contango structure should encourage traders to store oil for future delivery as risk-free profits can be made by taking delivery of crude oil based on the lower-priced front month contract and then selling it based on a higher priced contract in the future.

Traders and analysts say there is insufficient storage capacity in the right places in the United States, which exacerbates the contango structure of the futures market.

The following is a list of major storage expansion projects at Cushing, according to company data. Working capacity additions may be lower due to operational constraints:

COMPANY	CURRENT CAPACITY	CAPACITY GROWTH	IN SERVICE

BP	7.8 million bls	none	N/A

Enbridge	12+ million bls*	3.2 million bls	late 2006

Plains LP	7.4 million bls	3.4 million bls	Q4 2007

SemGroup LP	4.8 million bls	2.0 million bls 2007	2007

TEPPCO LP	2.0 million bls	3.6 million bls	2007-08

TOTAL	34.0 million bls	12.2 million bls

* includes about 2 million barrels storage capacity dedicated to Enbridge’s Spearhead pipeline.

((Reporting by Robert Campbell, editing by Walter Bagley; Reuters Messaging: robert.campbell.reuters@reuters.net; +1 646 223 6221)) Keywords: CRUDE STORAGE/CUSHING

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Tuesday, 28 November 2006 15:17:54RTRS [nN2831225] {EN}ENDS